EXHIBIT 12

PHOTRONICS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio data)

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Six Months
	Ended	Ended	Ended	Ended	Ended	Ended
	2004	2005	2006	2007	2008	May 3, 2009
Earnings
Income (loss) from continuing operations before
income taxes, minority interest in income of
consolidated subsidiaries and equity in income of
equity method investees	$41,045	$55,345	$45,230	$23,848	$(212,358)	$(19,079)
Fixed charges, per below	15,581	11,873	12,887	7,026	13,245	9,403
Amortization of capitalized interest	588	71	71	71	109	49
Capitalized interest				(200)	(550)
Total earnings, as defined	$57,214	$67,289	$58,188	$30,745	$(199,554)	$(9,627)

Fixed charges
Interest expensed and capitalized	$12,249	$9,016	$10,328	$4,984	$11,757	$7,551
Amortization and capitalized expenses related to
indebtedness	2,474	1,869	1,588	1,146	671	1,525
Rental expense, representative of interest	858	988	971	896	817	327
Total fixed charges, as defined	$15,581	$11,873	$12,887	$7,026	$13,245	$9,403

Ratio of earnings to fixed charges (1)	3.7x	5.7x	4.5x	4.4x	—	—
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(1)	Earnings before fixed charges were insufficient to cover fixed charges by $212.8 million for the fiscal year ended November 2, 2008 and by $19.0 million for the six-months ended May 3, 2009.